EXHIBIT 99.2

Included below are notes 11 and 12 from Orion Power Holdings, Inc.’s consolidated unaudited interim financial statements included in its Quarterly Report on Form 10-Q for the period ended March 31, 2004.

(11) Contingencies

Legal and Environmental Matters. For information regarding legal proceedings and environmental matters, see note 14 to Orion Power’s consolidated financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2003, which, as updated herein, is incorporated by reference.

Indictment of Reliant Energy Services, Inc. On April 8, 2004, Reliant Energy was notified that a federal grand jury in San Francisco, California had returned an indictment against one of Reliant Energy’s subsidiaries, Reliant Energy Services, as well as two former and two current employees of Reliant Energy Services, on charges related to an alleged violation of the Commodity Exchange Act and related wire fraud and conspiracy charges. Reliant Energy Services is not a subsidiary of Orion Power Holdings; however, Orion Power does engage in transactions with Reliant Energy Services (see note 2). The indictment is based on allegations that Reliant Energy Services engaged in price manipulation by curtailing electricity generation in California on two days in June 2000. Reliant Energy Services is the subsidiary of Reliant Energy responsible for purchasing fuel for and marketing the power produced by the generation facilities. Reliant Energy and Orion Power believe the actions that are the subject of the indictment were not in violation of laws, tariffs or regulations in effect at the time. Reliant Energy intends to contest these charges vigorously. Orion Power does not believe that this action will have any material adverse impact on its results of operations, financial position and cash flows. In addition, Reliant Energy and Orion Power do not believe that this proceeding will have any material adverse impact on their ongoing business operations, including any impact on credit or debt agreements; the wholesale license held by Reliant Energy Services; the licenses held by other subsidiaries; or contracts and agreements to which Reliant Energy Services is a party.

(12) Liberty Generating Station

Default Under Non-Recourse Financing Agreement. Liberty Power is a wholly-owned subsidiary of Liberty Electric PA, LLC (Liberty Electric), which is an indirect wholly-owned subsidiary of Orion Power Holdings. Liberty Power and Liberty Electric are collectively referred to as “Liberty.” Liberty owns a 530 megawatt combined cycle gas fired power generation facility (the Liberty generating station). Liberty financed the construction costs of the Liberty generating station with borrowings under a credit agreement of which $262 million (in principal) is outstanding as of March 31, 2004. Borrowings under the credit agreement, which are non-recourse to Reliant Energy and Orion Power Holdings and their affiliates (other than Liberty), are secured solely by the assets of the Liberty generating station and by the ownership interest in Liberty. For additional information, see notes 7 and 14 to Orion Power’s consolidated financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2003.

As of May 3, 2004, Liberty is in default under its credit agreement, including its obligation to make $6 million in principal payments and $14 million in interest payments. Orion Power has classified the debt as a current liability.

Neither Reliant Energy nor Orion Power intends to make additional capital contributions to Liberty. Reliant Energy and Orion Power have initiated discussions with Liberty’s lenders regarding a possible arrangement that would result in a transfer of ownership of Liberty to the lenders or foreclosure. Orion Power is not able to predict the outcome of these discussions. Although, to date, Liberty’s lenders have not foreclosed on their security interests in Liberty’s assets or in the ownership of Liberty, Orion Power would not expect the lenders to continue to refrain from exercising such rights indefinitely.

Liberty’s defaults under its credit agreement do not constitute an event of default under any other debt agreement of Reliant Energy or Orion Power or their affiliates. In addition, the exercise of the lenders foreclosure remedies with respect to Liberty, or the transfer of ownership of Liberty to the lenders, would not constitute an event of default under any of these debt agreements.

At December 31, 2003 and March 31, 2004, Orion Power evaluated the Liberty generating station and its related intangible asset for impairment. Based on the analyses, there were no impairments at that time. However, if the lenders exercise their default remedies and/or Orion Power enters into a transfer arrangement, Orion Power will incur a pre-tax loss of an amount up to its recorded net book value, including the non-recourse debt obligations, with the potential of an additional loss due to an impairment of goodwill allocable to Liberty. As of March 31, 2004, the consolidated net book value of Liberty Electric was $342 million, excluding the non-recourse debt obligations of $262 million, resulting in a net amount of $80 million.

Tolling Agreement Litigation. In July 2003, NEGT Energy Trading-Power, L.P. (ET Power), the counterparty to the tolling agreement under which Liberty sold the generation output of the Liberty generating station, filed for bankruptcy. In connection with the bankruptcy proceeding, ET Power terminated the tolling agreement. National Energy & Gas Transmission, Inc. (NEGT), which is a debtor in the bankruptcy proceeding, and Gas Transmission Northwest Corporation (GTN), which is not a debtor in the bankruptcy proceeding, have each guaranteed ET Power’s obligations under the tolling agreement. The liability of each guarantor is capped at $140 million and the combined liability of the guarantors is also capped at $140 million. Following the termination of the tolling agreement, Liberty submitted a termination invoice to ET Power of $177 million.

In September 2003, Liberty sued GTN in federal court in Texas seeking payment of $140 million (the maximum amount of its guarantee) out of the $177 million termination claim. Subsequently, ET Power countersued Liberty in bankruptcy court seeking to collect a $108 million termination payment under the tolling agreement. Liberty’s obligations under the tolling agreement are secured by a $35 million letter of credit issued under the senior secured revolver of Reliant Energy. If the letter of credit were to be drawn, Reliant Energy would be required to reimburse the issuing bank and may have an unsecured claim for reimbursement against Liberty.

In April 2004, the parties commenced arbitration proceedings over the disputed termination payment. Liberty submitted its arbitration claim for $159 million plus costs, fees and interest. Pending the conclusion of the arbitration, Liberty has agreed to stay its litigation against GTN. Orion Power is not able to predict the ultimate outcome of the arbitration and related litigation. If, however, Liberty recovers the termination amount, the credit agreement requires that such amounts be used to pay down principal and interest under the Liberty credit agreement. Under United States and Pennsylvania tax laws, the receipt of a termination payment by Liberty will likely be deemed taxable income to Reliant Energy and Orion Power Holdings and their other affiliates even though the proceeds are required to pay down debt to the lenders.

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